UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

Gravity Co., Ltd.
(Name of Issuer)

Common Stock , Par Value Won 500 Per Share
(Title of Class of Securities)

38911N107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,682.25
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 67,682.25
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,682.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,790
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 86,790
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,790
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 86,790
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG AMBROSE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,261.75
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 234,261.75
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,261.75
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG HALIFAX FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,596
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,596
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,472.25
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 154,472.25
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,472.25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,939.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 225,939.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,939.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,514.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 184,514.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,514.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON SAFE HARBOR MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON SAFE HARBOR INVESTMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON RAMIUS CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,757.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 667,757.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,757.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,757.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 667,757.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,757.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,757.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 667,757.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,757.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,757.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 667,757.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,757.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,757.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 667,757.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,757.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,757.50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 667,757.50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,757.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 38911N107

This Amendment No. 11 ("Amendment No. 11") amends the statement on Schedule 13D dated March 28, 2006 as amended by Amendment No. 1 dated May 2, 2006, Amendment No. 2 dated May 23, 2006, Amendment No. 3 dated June 1, 2006, Amendment No. 4 dated July 14, 2006, Amendment No. 5 dated July 26, 2006, Amendment No. 6 dated August 22, 2006, Amendment No. 7 dated August 25, 2006, Amendment No. 8 dated October 31, 2006, Amendment No. 9 dated November 8, 2006 and Amendment No. 10 dated November 20, 2006 (the "Original Statement").  Any capitalized terms used in this Amendment No. 11 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement.  The primary purpose for amending the Schedule 13D is to add RCG PB, Ltd. (“RCG PB”) as a Reporting Person as a result of a reorganization of the Reporting Persons and their affiliates that was completed on February 5, 2008 (the “Reorganization”).  In addition, RCG Enterprise, Ltd (“RCG Enterprise”) is hereby added as a Reporting Person to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

RCG Enterprise is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund.  The address of the principal business and principal office of RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG Enterprise and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2.  Ramius Capital serves as the investment manager for RCG Enterprise.

RCG PB is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund.  The address of the principal business and principal office of RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG PB and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2.  Ramius Advisors serves as the investment advisor for RCG PB.

No Reporting Person, nor any person listed on Schedule B and Schedule C annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person, nor any person listed on Schedule B and Schedule C annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by the Reporting Persons were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 667,757.50 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $15,064,797, excluding brokerage commissions.

CUSIP NO. 38911N107

On February 5, 2008, as a result of the Reorganization, Safe Harbor Master Fund transferred an aggregate of 738,058 American depositary shares, each representing one-fourth of a share of Common Stock of the Issuer (the “ADS”), or an equivalent of 184,514.50 shares of Common Stock, at a price per ADS of $2.60, equal to the last reported sales price on the Nasdaq Global Market on the date the transaction was completed, or an aggregate of $1,918,951, to its affiliate, RCG PB.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

A.	Starboard

(a)	As of the date of this filing, Starboard beneficially owns 67,682.25 shares of Common Stock.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 67,682.25
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 67,682.25
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard did not enter into any transactions in the Common Stock during the past 60 days.

B.	Parche

(a)	As of the date of this filing, Parche beneficially owns 86,790 shares of Common Stock.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 86,790
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 86,790
4. Shared power to dispose or direct the disposition: 0

(c)	Parche did not enter into any transactions in the Common Stock during the past 60 days.

C.	RCG Enterprise

(a)
As of the date of this filing, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 86,790 shares of Common Stock beneficially owned by Parche.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 86,790
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 86,790
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 38911N107

(c)	RCG Enterprise did not enter into any transactions in the Common Stock during the past 60 days.

D.	RCG Ambrose

(a)	As of the date of this filing, RCG Ambrose beneficially owns 234,261.75 shares of Common Stock.

Percentage: 3.4%

(b)	1. Sole power to vote or direct vote: 234,261.75
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition:234,261.75
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Ambrose did not enter into any transactions in the Common Stock during the past 60 days.

E.	RCG Halifax

(a)	As of the date of this filing, RCG Halifax beneficially owns 11,596 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,596
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,596
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Halifax did not enter into any transactions in the Common Stock during the past 60 days.

F.	Ramius Master Fund

(a)	As of the date of this filing, Ramius Master Fund beneficially owns 225,939.50 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 225,939.50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,939.50
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Master Fund did not enter into any transactions in the Common Stock during the past 60 days.

CUSIP NO. 38911N107

G.	Ramius Advisors

(a)	As of the date of this filing, Ramius Advisors beneficially owns 225,939.50 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 225,939.50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,939.50
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Advisors did not enter into any transactions in the Common Stock during the past 60 days.

H.	RCG Starboard Advisors

(a)	As of the date of this filing, RCG Starboard Advisors beneficially owns 154,472.25 shares of Common Stock.

Percentage: 2.2%

(b)	1. Sole power to vote or direct vote: 154,472.25
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,472.25
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Starboard Advisors did not enter into any transactions in the Common Stock during the past 60 days.

I.	Safe Harbor Master Fund

(a)	As of the date of this filing, Safe Harbor Master Fund beneficially owns 41,488 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,488
4. Shared power to dispose or direct the disposition: 0

(c)
On February 5, 2008, Safe Harbor Master Fund, as a result of the Reorganization, transferred an aggregate of 738,058 ADS, or an equivalent of 184,514.50 shares of Common Stock, at a price per ADS of $2.60, to its affiliate, RCG PB.

CUSIP NO. 38911N107

J.	Safe Harbor Investment

(a)
As of the date of this filing, as the general partner of Safe Harbor Master Fund, Safe Harbor Investment may be deemed to beneficially own the 41,488 shares of Common Stock beneficially owned by Safe Harbor Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,488
4. Shared power to dispose or direct the disposition: 0

(c)	Safe Harbor Investment did not enter into any transactions in the Common Stock during the past 60 days.

K.	RCG PB

(a)	As of the date of this filing, RCG PB beneficially owns 184,514.50 shares of Common Stock.

Percentage: 2.7%

(b)	1. Sole power to vote or direct vote: 184,514.50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 184,514.50
4. Shared power to dispose or direct the disposition: 0

(c)
On February 5, 2008, RCG PB, as a result of the Reorganization, received an aggregate of 738,058 ADS, or an equivalent of 184,514.50 shares of Common Stock, at a price per ADS of $2.60, from its affiliate, Safe Harbor Master Fund.

L.	Ramius Capital

(a)	As of the date of this filing, Ramius Capital may be deemed the beneficial owner of 667,757.50 shares of Common Stock.

Percentage: 9.6%

(b)	1. Sole power to vote or direct vote: 667,757.50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 667,757.50
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Capital did not enter into any transactions in the Common Stock during the past 60 days.

M.	C4S

(a)	As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of 667,757.50 shares of Common Stock.

Percentage: 9.6%

CUSIP NO. 38911N107

(b)	1. Sole power to vote or direct vote: 667,757.50
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 667,757.50
4. Shared power to dispose or direct the disposition: 0

(c)	C4S did not enter into any transactions in the Common Stock during the past 60 days.

N.	Messrs. Cohen, Stark, Strauss and Solomon

(a)	As of the date of this filing, as the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon may be deemed the beneficial owner of 667,757.50 shares of Common Stock.

Percentage: 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 667,757.50
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 667,757.50

(c)	None of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Common Stock in the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On February 13, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Advisors, LLC, Safe Harbor Master Fund, L.P., Safe Harbor Investment Ltd., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated February 13, 2008.

CUSIP NO. 38911N107

SIGNATURES

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
its managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
its investment manager

RCG PB, LTD
By: Ramius Advisors, LLC
its investment advisor

RCG AMBROSE MASTER FUND, LTD.
By: Ramius Capital Group, L.L.C., its
investment advisor

RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C., its
investment advisor

RAMIUS SECURITIES, L.L.C.
By: Ramius Capital Group, LLC its
sole member

SAFE HARBOR MASTER FUND, L.P.
By: Safe Harbor Investment Ltd.
its general partner

RCG STARBOARD ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
its sole member

RCG ENTERPRISE, LTD
By: Ramius Capital Group, L.L.C.,
its investment manager

RAMIUS ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
its sole member

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

SAFE HARBOR INVESTMENT LTD.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 38911N107

SCHEDULE B

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 38911N107

SCHEDULE C

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies